EXHIBIT 5.2


                       [LETTERHEAD OF MILLIMAN USA, INC.]


July 13, 2004

Ms. Amy Wren
Benefits Manager
Commonwealth Telephone Enterprises
100 CTE Drive
Dallas, PA 18612-9774

Subject: Restatement of Commonwealth Builder 401(k) Plan to reflect Merger of 401(k) Plans

Dear Amy:

As we discussed, we will be restating the merged 401(k) plans using Milliman's defined contribution volume submitter plan. This volume submitter plan has received a favorable advisory letter from the IRS on October 13, 2000. Attached is a copy of the advisory letter.

Plan sponsors may rely on the volume submitter's advisory letter to the extent that there were no changes to the plan language other than choosing among various available choices. Since there was special language added with respect to employees subject to collective bargaining, the restated plan will be submitted to the IRS within the remedial amendment period (i.e., on or before March 15, 2005) for a favorable determination letter. Submission within the remedial amendment period permits changes to be made if requested by the IRS without jeopardizing the plan's qualified status.

If you have any questions, please feel free to contact me.

Sincerely,

/s/ Dawilla Madsen

Dawilla Madsen, CLU, APM

Enclosure

cc:  Jeff Budin


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[Letterhead of Internal Revenue Service]         Department of the Treasury
                Tax Exempt &                     P.O. Box 2508
           Government Entities                   Cincinnati OH  45201



Date:  Oct 13 2004                               Person to Contact:
                                                 Angelo Noe 31-00518
Milliman & Robertson Inc.                        (513) 263-3536
Three Garret Mountain Plaza, Suite 303
West Paterson, NJ  07424-3352                    Letter Serial Number: VS322390

                                                 Plan Name: Defined Contribution
                                                 Plan (Profit Sharing 401(k))

Dear Sir or Madam:

We have reviewed the above named plan under our volume submitter program. In our opinion it is acceptable under section 401(a) of the Internal Revenue Code.

This letter considers the changes in qualifications requirements made by the Uruguay Round Agreements Act (GATT), Pub. L. 103-465, the Small Business Job Protection Act of 1996. Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L 105-34 and the Internal Revenue Service Restructuring and Reform Act of 1998, Pub L. 105-206.

This letter also considers the final regulations under section 411(d)(6) of the Code.

This volume submitter approval letter does not constitute reliance for an employer adopting the approved plan. To obtain reliance, an adopting employer must apply for a favorable determination letter and must individually amend its plan to remain in compliance.

An employer adopting this approved plan may submit a request a favorable determination letter on Form 5307, Application for Determination for Adopters of Master or Prototype or Volume Submitter Plans, and enclose the appropriate user fee.

When submitting such applications, please enclose a copy of this letter for each application request along with Form 8717, User Fee for Employee Plan Determination Letter Request. Also, include a copy of the plan and a listing of any deviations from the approved plan for the adopting employer. Enclosed is an application checklist indicating the items that are necessary for a complete submission.

If you have any questions, please contact the person whose name and telephone number are shown above.

                                                Sincerely,

                                               /s/ Paul Shultz

                                               Paul Shultz
                                               Director, EP Rulings & Agreements